EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2018 and 2017

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at September 30, 2018, and for the periods ended September 30, 2018 and 2017, have not been audited by the Company’s independent auditors.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
November 7, 2018	November 7, 2018

AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Financial Position (Expressed in thousands of US dollars)

	Note	September 30, 2018 (unaudited)	December 31, 2017 (Note 3)
ASSETS
Current assets
Cash		$7,068	$3,420
Short-term investments		-	1,000
Amounts receivable		1,728	4,635
Taxes recoverable	4	8,008	6,369
Prepaid expenses and other assets		1,101	2,065
Inventory	5	9,377	9,102
Total current assets		27,282	26,591
Exploration and evaluation assets	6	46,887	43,338
Plant, equipment and mining properties	7	38,142	32,158
Long-term investments		12	34
Reclamation bonds		887	714
Total assets		$113,210	$102,835
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$7,072	$3,512
Amounts due to related parties	8(b)	190	187
Taxes payable		1,170	525
Current portion of term facility	9	6,667	4,000
Current portion of equipment loans		628	848
Current portion of finance lease obligations		1,057	1,116
Deferred revenue	11	1,004	-
Other liabilities		442	-
Total current liabilities		18,230	10,188
Term facility	9	-	4,667
Equipment loans		498	398
Finance lease obligations		1,181	1,233
Warrant liability	10	2,260	1,161
Reclamation provision	12	11,307	11,638
Deferred income tax liabilities		3,997	4,548
Total liabilities		37,473	33,833
EQUITY
Share capital	13	88,212	81,468
Equity reserves		9,611	10,581
Treasury shares (14,180 shares, at cost)		(97)	(97)
Accumulated other comprehensive loss		(4,492)	(4,073)
Accumulated deficit		(17,497)	(18,877)
Total equity		75,737	69,002
Total liabilities and equity		$113,210	$102,835

Commitments – Note 16

Approved by the Board of Directors on November 7, 2018:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Expressed in thousands of US dollars - Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2018	2017	2018	2017
Revenue from mining operations	14	$8,516	$8,436	$25,848	$24,475
Cost of sales	14	7,859	6,358	20,929	16,455

Mine operating income		657	2,078	4,919	8,020
Operating expenses
General and administrative expenses	15	1,050	880	3,206	2,510
Share-based payments	13	142	1,351	406	1,849
Income (loss) before other items		(535)	(153)	1,307	3,661
Other items
Interest and other income		112	59	225	179
Unrealized gain (loss) on long-term investments		(2)	(1)	(5)	6
Fair value adjustment on warrant liability	10	487	414	1,174	47
Foreign exchange gain (loss)		(617)	162	(446)	(533)
Finance cost		(306)	(41)	(410)	(122)
Accretion of reclamation provision	12	(109)	(62)	(304)	(188)
Interest expense		(31)	(25)	(83)	(83)
Gain on sale of asset		-	-	35	-
Net income (loss) before income taxes		(1,001)	353	1,493	2,967
Income taxes
Current income tax expense		(478)	(678)	(1,399)	(2,337)
Deferred income tax recovery (expense)		467	(391)	551	527
		(11)	(1,069)	(848)	(1,810)
Net income (loss)		(1,012)	(716)	645	1,157
Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss:
Currency translation differences		1,208	1,155	(419)	2,492
Total comprehensive income		$196	$439	$226	$3,649
Earnings per share	13(e)
Basic		$(0.02)	$(0.01)	$0.01	$0.02
Diluted		$(0.02)	$(0.01)	$0.01	$0.02
Weighted average number of common shares outstanding	13(e)
Basic		55,805,653	52,494,993	54,665,819	52,457,841
Diluted		55,805,653	52,494,993	58,728,862	53,374,717

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Changes in Equity (Expressed in thousands of US dollars - Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2017		52,431,001	$80,785	$9,100	$(97)	$(6,456)	$(21,875)	$61,457
Common shares issued for cash:
Brokered public offerings		10,000	17	-	-	-	-	17
Less share issuance cost		-	(1)	-	-	-	-	(1)
Exercise of stock options		20,000	25	-	-	-	-	25
Carrying value of stock options exercised		-	20	(20)	-	-	-	-
Stock options cancelled or expired		-	-	(112)	-	-	112	-
Carrying value of RSUs exercised		257,152	623	(623)	-	-	-	-
Less share issuance cost		-	(1)	-	-	-	-	(1)
Share-based payments		-	-	2,082	-	-	-	2,082
Net income for the period		-	-	-	-	-	1,157	1,157
Currency translation differences		-	-	-	-	2,492	-	2,492
Balance, September 30, 2017		52,718,153	$81,468	$10,427	$(97)	$(3,964)	$(20,606)	$67,228
Balance, January 1, 2018		52,718,153	$81,468	$10,581	$(97)	$(4,073)	$(18,877)	$69,002
Common shares issued for cash:
Brokered public offerings and at the market issuances	13	10,257,458	6,683	-	-	-	-	6,683
Less: Issuance costs		-	(737)	-	-	-	-	(737)
Exercise of stock options	13	87,500	112	-	-	-	-	112
Carrying value of stock options exercised		-	84	(84)	-	-	-	-
Carrying value of RSUs exercised		274,658	602	(602)	-	-	-	-
Options cancelled or expired		-	-	(735)	-	-	735	-
Share-based payments	13	-	-	451	-	-	-	451
Net income for the period		-	-	-	-	-	645	645
Currency translation differences		-	-	-	-	(419)	-	(419)
Balance, September 30, 2018		63,337,769	$88,212	$9,611	$(97)	$(4,492)	$(17,497)	$75,737

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Cash Flows (Expressed in thousands of US dollars - Unaudited)

		Nine months ended September 30,
	Note	2018	2017

Cash generated by (used in):

Operating Activities
Net income		$645	$1,157
Adjustments for non-cash items:
Deferred income tax recoveries		(551)	(527)
Depreciation and depletion		2,692	1,763
Accretion of reclamation provision		304	188
Unrealized loss (gain) on investments		5	(6)
Foreign exchange (gain) loss		(71)	160
Fair value adjustment on warrant liability		(1,174)	(47)
Share-based payments		407	1,849
		2,257	4,537
Net change in non-cash working capital items	17	7,450	(7,322)
		9,707	(2,785)

Financing Activities
Shares and units issued for cash, net of issuance costs		8,796	41
Finance lease payments		(995)	(1,327)
Equipment loan payments		(947)	(582)
Term facility payments		(2,000)	(667)
		4,854	(2,535)

Investing Activities
Exploration and evaluation expenditures		(4,074)	(4,125)
Additions to plant, equipment and mining properties		(7,816)	(4,592)
Redemption of short-term investments		1,000	6,000
		(10,890)	(2,717)

Change in cash		3,671	(8,037)

Effect of exchange rate changes on cash		(23)	16

Cash, Beginning		3,420	11,780

Cash, Ending		$7,068	$3,759

Supplementary Cash Flow Information (Note 17)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo Mine, and on July 1, 2015, the Company commenced production of copper, silver, and gold at levels intended by management at its Avino Mine; both mines are located on the historic Avino property in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except as described under “Basis of Presentation”. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2017, annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

These unaudited condensed consolidated interim financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements as if the policies have always been in effect, other than those described below:

Adoption of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

On January 1, 2018, the Company adopted the requirements of IFRS 15. IFRS 15 covers principles that an entity shall apply to report useful information to users of the financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The Company elected to apply IFRS 15 using a full retrospective approach.

IFRS 15 requires companies to recognize revenue when “control” of goods or services transfers to the customer, whereas the previous standard, IAS 18, required entities to recognize revenue when the “risks and rewards” of the goods or services transfer to the customer. The Company concluded that there is no change to the timing of revenue recognition of its concentrate sales under IFRS 15 compared to the previous standard. As such, no adjustment was required to the Company’s financial statements.

Additionally, IFRS 15 requires companies to apportion the transaction price attributable to contracts from customers with distinct performance obligations on a relative standalone selling price basis. Certain of the Company’s concentrate agreements stipulate that the Company must pay the shipping and insurance costs necessary to bring the goods to the named destination. As such, a portion of revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services that occur after the transfer of control, is deferred and recognized over time as the obligations are fulfilled. The impact of this change is not significant to the Company’s financial statements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.

Adoption of IFRS 9 Financial Instruments (“IFRS 9”)

On January 1, 2018, the Company adopted the requirements of IFRS 9. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected-loss” impairment model. The Company adopted a retrospective approach, other than for hedge accounting, which is applied prospectively.

IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities, and there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The Company had the option to designate its current equity securities as financial assets at fair value through other comprehensive income or loss. The Company chose not to make this election, and changes in the fair value of its current equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The introduction of the new ‘expected credit loss’ impairment model had negligible impact on the Company, given the Company sells its concentrate to large international organizations with no historical level of customer default, and the corresponding receivables from these sales are short-term in nature.

The Company currently has no hedging arrangements, and will apply the new accounting requirements under IFRS 9 as required.

Additional Disclosures

Additional disclosures have been presented in Note 14 as a result of adopting IFRS 15.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2018, are consistent with those applied and disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2017, other than those described below:

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

Revenue Recognition as a Result of Adoption IFRS 15

Performance Obligations

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining that the primary performance obligation relating to its sales contracts is the delivery of concentrates. Shipping and insurance services arranged by the Company for concentrate sales that occur after the transfer of control are also considered performance obligations.

Transfer of Control

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining when the transfer of control occurs. Management based its assessment on a number of indicators of control, which include but are not limited to, whether the Company has the present right of payment and whether the physical possession of the goods, significant risks and rewards, and legal title have been transferred to the customer.

Provisional Pricing

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining variable consideration. The Company identified two provisional pricing components in concentrate sales, represents variable consideration in the form of a) adjustments between original and final assay results relating to the quantity and quality of concentrate shipments, as well as b) pricing adjustments between provisional and final invoicing based on market prices for base and precious metals.

Based on the Company’s historical accuracy in the assay process, as evidenced by the negligible historical adjustments relating to assay differences, the Company concluded the variability in consideration caused by the assaying results is negligible. The Company does not expect a significant amount of reversal related to assaying differences. The Company records revenues based on provisional invoices based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period outlined in the concentrate sales agreement. The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued and are effective as of September 30, 2018:

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet selected a transition approach.

The Company is in the process of identifying and collecting data relating to existing agreements that may contain right-of-use assets. At this time it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard, and is currently evaluating its expected impact on the consolidated financial statements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

Basis of Consolidation The condensed consolidated interim financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the unaudited condensed consolidated interim financial statements.

3.	VOLUNTARY CHANGES IN ACCOUNTING POLICY

Upon review of the Company’s experience at the Avino and San Gonzalo mines, on a retrospective basis, we have changed our accounting policy under IFRS 6 and IAS 16 in accounting for our Exploration and Evaluation Assets and Development Costs. The change in accounting policy resulted in a reassessment of the commencement of production date from April 1, 2016 to July 1, 2015, at the Avino Mine. The voluntary change in accounting policy is intended to provide shareholders with a better reflection of our business activities to enhance the comparability of our financial statements to our peers and to make the consolidated financial statements more relevant to the economic decision-making needs of users.

Accordingly, the Company has adopted the following exploration and evaluation assets and development costs accounting policy during the period ended September 30, 2018:

Exploration and Evaluation Assets and Development Costs

(i) Exploration and evaluation expenditures

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed. The Company’s capitalized exploration and evaluation costs are classified as intangible assets. Such costs include, but are not limited to, certain camp costs, geophysical studies, exploratory drilling, geological and sampling expenditures, and depreciation of plant and equipment during the exploration stage. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. Proceeds from the sale of mineral products or farm outs during the exploration and evaluation stage are deducted from the related capitalized costs.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such properties. If a mineral property does not prove to be viable, all unrecoverable costs associated with the property are charged to the consolidated statement of comprehensive income (loss) at the time the determination is made.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, exploration and evaluation costs are assessed for impairment, reclassified to mining properties and become subject to depletion. Management considers the technical feasibility and commercial viability of extracting a mineral resource to be demonstrable upon the completion of a positive feasibility study and the establishment of mineral reserves. For certain mineral projects, management may determine the completion of a feasibility study to be cost prohibitive, unnecessary or to present undue risk to the structural integrity of the ore body. Under such circumstances, management considers technical feasibility to be demonstrable when the Company has obtained the necessary environmental and mining permits, land surface and mineral access rights, and the mineral project can be physically constructed and operated in a technically sound manner to produce a saleable mineral product. In assessing whether commercial viability is demonstrable, management considers if its internal economic assessment indicates that the mineral project can be mined to generate a reasonable return on investment for the risk undertaken, and markets or long-term contracts for the product exist.

(ii) Development Expenditures

Mine Development Costs are capitalized until the mineral property is capable of operating in the manner intended by management. The Company evaluates the following factors in determining whether a mining property is capable of operating in the manner intended by management:

•	The completion and assessment of a reasonable commissioning period of the mill and mining facilities;

•	Consistent operating results are achieved during the test period;

•	Existence of clear indicators that operating levels intended by management will be sustainable for the foreseeable future;

•	Plant / mill has reached a pre-determined percentage of design capacity;

•	Adequate funding is available and can be allocated to the operating activities; and,

•	Long term sales arrangements have been secured.

The carrying values of capitalized development costs are reviewed annually, or when indicators are present, for impairment.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

Effect of Change in Accounting Policy

As a result of applying the change in accounting policy, we have determined that the production phase would have commenced effective July 1, 2015. Accordingly, we have determined that the accumulated impact on our Consolidated Statement of Financial Position would be an increase in Plant, equipment and mining properties, and the impact of our Consolidated Statement of Operations and Comprehensive Income (Loss) would be an increase in Revenue from Mining Operations and Costs of Sales as such amounts are not offset during production, resulting in a decreased in Accumulated deficit. The retrospective application of this change in accounting policy on the Company’s Consolidated Statement of Financial Position as at December 31, 2017, is as follows:

	Reported at December 31, 2017	Adjustment	Balance at December 31, 2017
ASSETS
Total current assets	$26,591	$-	$26,591
Plant, equipment and mining properties	31,952	206	32,158
Other long-term assets	44,086	-	44,086
Total assets	$102,629	$206	$102,835

LIABILITIES
Total liabilities	$33,833	$-	$33,833

EQUITY
Accumulated deficit	(19,083)	206	(18,877)
Other equity	87,879	-	87,879
Total equity	68,796	206	69,002
Total liabilities and equity	$102,629	$206	$102,835

4.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST”) recoverable.

	September 30, 2018	December 31, 2017
VAT recoverable	$5,544	$5,779
GST recoverable	44	105
Income taxes recoverable	2,420	485
	$8,008	$6,369

5.	INVENTORY

	September 30, 2018	December 31, 2017
Process material stockpiles	$4,031	$3,566
Concentrate inventory	3,230	3,437
Materials and supplies	2,116	2,099
	$9,377	$9,102

The amount of inventory recognized as an expense for the nine months ended September 30, 2018 totalled $20,929 (September 30, 2017 – $16,455), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

6.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia & Yukon, Canada	Total

Balance, January 1, 2017	$7,979	$22,813	$30,792

Costs incurred during 2017:
Mine and camp costs	-	4,301	4,301
Provision for reclamation	-	3,762	3,762
Effect of movements in exchange rates	555	1,604	2,159
Drilling and exploration	418	348	766
Depreciation of plant and equipment	-	716	716
Interest and financing costs	-	377	377
Geological and related services	-	264	264
Water treatment and tailing storage facility costs	-	224	224
Assessments and taxes	82	97	179
Mineral exploration tax credit	-	(202)	(202)

Balance, December 31, 2017	$9,034	$34,304	$43,338
Costs incurred during 2018:
Mine and camp costs	-	2,460	2,460
Drilling and exploration	336	606	942
Depreciation of plant and equipment	-	435	435
Interest and other costs	-	324	324
Geological and related services	-	144	144
Water treatment and tailing storage facility costs	-	124	124
Assessments and taxes	86	30	116
Assays	-	9	9
Effect of movements in exchange rates	(19)	(986)	(1,005)

Balance, September 30, 2018	$9,437	$37,450	$46,887

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo Mine, which achieved production at levels intended by management as of October 1, 2012, and on this date accumulated exploration and evaluation costs were transferred to mining properties.

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

- 13 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

(a)	Durango, Mexico (continued)

(iv)	Unification La Platosa properties (continued)

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b)	British Columbia, Canada

(i)	Bralorne Mine

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division. There is an underlying agreement on 12 crown grants in which the Company is required to pay 1.6385% of net smelter proceeds of production from the claims, and pay fifty cents Canadian (C$0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold.

The Company also owns land and mineral claims for the Bralorne Mine project in connection with ongoing plans for exploration and potential expansion, which include nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia (the “BRX Property”).The BRX Property carries a 1% net smelter returns royalty to a maximum of C$250, and a 2.5% net smelter returns royalty.

(ii)	Minto and Olympic-Kelvin properties

The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property.

During the year ended December 31, 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in all 14 quartz mining leases. To exercise the option, Alexco must pay Avino a total of C$70 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur C$550 in exploration work by the second anniversary of the option agreement date, and a further C$2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date.

In the event that Alexco earns its 65% interest in the Eagle Property, Alexco and Avino will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Alexco / 35% Avino). If either company elects to not contribute its share of costs, then its interest will be diluted. If either company’s joint venture interest is diluted to less than 10%, its interest will convert to a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for C$2.5 million.

The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations.

- 14 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

7.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
COST	$	$	$	$	$	$	$

Balance at January 1, 2017	10,990	83	253	14,927	7,638	2,645	36,536
Additions	1,370	49	27	1,271	2,137	2,949	7,803
Effect of movements in exchange rates	122	1	3	179	91	31	427
Balance at December 31, 2017	12,482	133	283	16,377	9,866	5,625	44,766
Additions	515	16	21	1,222	7,117	352	9,243
Transfers	-	-	-	-	384	(384)	-
Disposals	-	-	-	-	(45)	-	(45)
Effect of movements in exchange rates	(27)	-	(1)	(42)	(21)	(12)	(103)
Balance at September 30, 2018	12,970	149	303	17,557	17,301	5,581	53,861

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2017	2,748	36	116	4,206	846	508	8,460
Additions	1,817	12	27	1,827	283	87	4,053
Effect of movements in exchange rates	27	-	1	51	10	6	95
Balance at December 31, 2017	4,592	48	144	6,084	1,139	601	12,608
Additions	1,360	13	20	692	969	83	3,137
Effect of movements in exchange rates	(10)	-	-	(13)	(2)	(1)	(26)
Balance at September 30, 2018	5,942	61	164	6,763	2,106	683	15,719

NET BOOK VALUE
At September 30, 2018	7,028	88	139	10,794	15,195	4,898	38,142
At December 31, 2017	7,890	85	139	10,293	8,727	5,024	32,158
At January 1, 2017	8,242	47	137	10,721	6,792	2,137	28,076

Included in Buildings above are assets under construction of $3,267 as at September 30, 2018 (December 31, 2017 - $3,283) on which no depreciation was charged in the periods then ended. Once the assets are put into service, they are transferred to the appropriate class of plant, equipment and mining properties.

- 15 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2018 and 2017 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Salaries, benefits, and consulting fees	$209	$176	$634	$589
Share-based payments	107	1,119	360	1,582
	$316	$1,295	$994	$2,171

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $215 (December 31, 2017 - $232) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the condensed consolidated interim statements of financial position as at September 30, 2018. As at September 30, 2018 and December 31, 2017, the following amounts were due to related parties:

	September 30, 2018	December 31, 2017
Oniva International Services Corp.	$105	$139
Directors	82	42
Jasman Yee & Associates, Inc.	3	6
	$190	$187

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the three and nine months ended September 30, 2018 and 2017, are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Salaries and benefits	$154	$108	$459	$333
Office and miscellaneous	130	112	448	381
Exploration and evaluation assets	100	101	294	265
	$384	$321	$1,201	$979

- 16 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the nine months ended September 30, 2018, the Company paid $175 (September 30, 2017 - $172) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the nine months ended September 30, 2018 and 2017, the Company paid $57 and $67, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the nine months ended September 30, 2018 and 2017, the Company paid $12 and $17, respectively, to WWD.

9.	TERM FACILITY

In July 2015, the Company entered into a $10 million term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of US dollar LIBOR (3 month) plus 4.75%, and the facility was to be repaid in 15 consecutive equal monthly instalments starting in June 2016. Pursuant to the agreement, in August 2015, Avino commenced selling concentrates produced during ramp advancement and ongoing evaluation and extraction at the Avino Mine on an exclusive basis to Samsung. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less interest, treatment, refining, shipping, and insurance charges.

During the year ended December 31, 2017, the Company and Samsung agreed to amend the Company’s existing term facility by extending the repayment period. Repayments of the remaining balance will be made in 13 equal monthly instalments commencing in July 2018 and ending July 2019. The Company will sell the Avino Mine concentrates on an exclusive basis to Samsung until December 31, 2021.

The facility is secured by the concentrates produced under the agreement and by the common shares of the Company’s wholly-owned subsidiary Bralorne Gold Mines Ltd. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only and does not include concentrates produced from the San Gonzalo Mine that are sold to Samsung.

The continuity of the term facility with Samsung is as follows:

	September 30,	December 31,
	2018	2017
Balance at beginning of the period	$8,667	$9,333
Repayments	(2,000)	(666)
Balance at end of the period	6,667	8,667
Less: Current portion	(6,667)	(4,000)
Non-current portion	$-	$4,667

- 17 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

10.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model. A reconciliation of the changes in the warrant liability during the nine months ended September 30, 2018, and year ended December 31, 2017, is as follows:

	September 30, 2018	December 31, 2017
Balance at beginning of the period	$1,161	$1,629
Warrants issued during the period	2,296	-
Fair value adjustment	(1,174)	(563)
Effect of movement in exchange rates	(23)	95
Balance at end of the period	$2,260	$1,161
Less: Current portion	-	-
Non-current portion	$2,260	$1,161

Continuity of warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, December 31, 2017	3,602,215	$1.99
Issued	7,175,846	$0.80
Warrants outstanding and exercisable, September 30, 2018	10,778,061	$1.42

		Derivative Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	September 30, 2018	December 31, 2017
March 14, 2019	$1.00	40,000	40,000
November 28, 2019	$2.00	3,562,215	3,562,215
September 25, 2023	$0.80	7,175,846	-
		10,778,061	3,602,215

As at September 30, 2018, the weighted average remaining contractual life of warrants outstanding was 3.71 years (December 31, 2017 – 1.91 years).

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	September 30, 2018	December 31, 2017
Weighted average assumptions:
Risk-free interest rate	2.26%	1.66%
Expected dividend yield	0%	0%
Expected warrant life (years)	3.71	1.90
Expected stock price volatility	61.70%	65.69%
Weighted average fair value	$0.21	$0.32

- 18 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

11.	DEFERRED REVENUE

During the nine months ended September 30, 2018, the Company entered into a sales agreement with MK Metal Trading Mexico S.A. de C.V., a subsidiary of Ocean Partners, to sell San Gonzalo concentrate for a twelve month period. As per the agreement, the Company received an unsecured upfront payment of $2 million, which is to be repaid in equal monthly installments over the twelve month period ending March 2019. Interest is charged on the outstanding balance at a rate of US dollar LIBOR (3 month) plus 4.75%.

As of September 30, 2018, the outstanding balance (including IVA) was $1,004 (December 31, 2017 - $Nil).

12.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at September 30, 2018, is $11,307 (December 31, 2017 – $11,638), and the undiscounted value of the obligation is $17,258 (December 31, 2017 – $17,529).

The present value of the obligation in Mexico of $1,316 (December 31, 2017 – $1,584) was calculated using a risk-free interest rate of 7.74% (December 31, 2017 – 7.68%) and an inflation rate of 3.29% (December 31, 2017 – 6.77%). Reclamation activities are estimated to begin in 2019 for the San Gonzalo Mine and in 2028 for the Avino Mine.

The present value of the obligation for Bralorne of $9,991 (December 31, 2017 – $10,054) was calculated using a weighted average risk-free interest rate of 3.50% (December 31, 2017 – 3.46%) and a weighted average inflation rate of 1.87% (December 31, 2017 – 1.67%). Reclamation activities are estimated to begin in 2021.

A reconciliation of the changes in the reclamation provision during the nine month period ended September 30, 2018, and year ended December 31, 2017, is as follows:

	September 30, 2018	December 31, 2017

Balance at beginning of the period	$11,638	$6,963
Changes in estimates	(441)	3,900
Unwinding of discount	304	248
Effect of movements in exchange rates	(194)	527
Balance at end of the period	$11,307	$11,638

- 19 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

13.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)	During the nine months ended September 30, 2018, the Company closed a bought-deal financing, issuing 7,105,658 units at the price of $0.65 per unit for gross proceeds of $4,619. Each unit consisted of one common share and one share purchase warrant, with each share purchase warrant exercisable to purchase one additional common share at an exercise price of $0.80 until expiry on September 25, 2023. The financing was made by way of prospectus supplement in September 2018, to the short-form base shelf prospectus date November 10, 2016, for up to $50 million.

Of the $4,619 total aggregate proceeds raised in this financing, the $2,296 fair value of the warrants was attributed to warrant liability (Note 10), and the residual amount of $2,323 was attributed to common shares. The Company paid a 7% cash commission on the gross proceed in the amount of $324, and incurred additional legal costs of $185. Costs of $253 were allocated to the fair value of the warrants and have been reflected in the condensed consolidated interim financial statement of operations as a finance cost, and costs of $256 have been reflected as share issuance costs in the condensed consolidated interim financial statement of changes in equity.

During the nine months ended September 30, 2018, the Company issued 3 million common shares by way of flow-through financing for gross proceeds of $4,667 (C$6,000). This amount includes a flow-through premium, which represents the difference between the Company’s share price on the date of issuance, and the offering price of C$2.00 per share. Based on the C$ to US$ exchange rate on the date of the transaction, $444 was recorded as the flow-through premium, for a net share capital allocation of $4,223. This premium is presented in “Other liabilities” on the balance sheet as at September 30, 2018. The Company incurred $472 in commission and issuance costs in relation to the offering.

During the nine months ended September 30, 2018, the Company issued 151,800 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $136. The Company pays a 3% cash commission on gross proceeds and incurred $4 in expenses during the period.

During the nine months ended September 30, 2018, the Company issued 87,500 common shares upon the exercise of stock options for gross proceeds of $112. The Company also issued 274,658 common shares upon exercise of RSUs. The Company incurred $5 in issuance costs in relation to these exercises.

(ii)

During the year ended December 31, 2017, the Company issued shares in an at-the-market offering under prospectus supplements for an aggregate of 10,000 common shares at an average price of $1.67 for net proceeds of $16.

During the year ended December 31, 2017, the Company issued 20,000 common shares upon the exercise of stock options for gross proceeds of $25.

During the year ended December 31, 2017, the Company issued 257,152 common shares upon the vesting of restricted share units.

(c)	Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees (up to a limit of 5% per individual), and to persons providing investor relations or consulting services (up to a limit of 2% per individual), the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

- 20 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

Continuity of stock options for the nine months ended September 30, 2018, and the year ended December 31, 2017, is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding and exercisable, January 1, 2017	1,978,500	$2.24
Granted	1,475,000	$1.98
Cancelled / Forfeited	(122,500)	$2.54
Exercised	(20,000)	$1.62
Stock options outstanding and exercisable, December 31, 2017	3,311,000	$2.12
Granted	497,500	$1.30
Cancelled / Forfeited	(445,000)	$2.22
Expired	(306,000)	$1.61
Exercised	(87,500)	$1.61
Stock options outstanding and exercisable, September 30, 2018	2,970,000	$2.03

As at September 30, 2018, the weighted average remaining contractual life of stock options outstanding was 3.14 years (December 31, 2017 – 3.32 years).

Details of stock options outstanding and exercisable are as follows:

		Stock Options Outstanding
Expiry Date	Exercise Price (C$)	September 30, 2018	December 31, 2017

February 18, 2018	$1.60	-	147,500
September 9, 2018	$1.62	-	276,000
September 19, 2019	$1.90	570,000	620,000
December 22, 2019	$1.90	30,000	105,000
September 2, 2021	$2.95	557,500	687,500
September 20, 2022	$1.98	1,300,000	1,435,000
October 6, 2022	$1.98	15,000	40,000
August 28, 2023	$1.30	497,500	-
		2,970,000	3,311,000

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options granted during the nine months ended September 30, 2018 and 2017, was calculated using the Black-Scholes model with the following weighted average assumptions and resulting grant date fair value:

	September 30, 2018	September 30, 2017
Weighted average assumptions:
Risk-free interest rate	2.25%	1.80%
Expected dividend yield	0%	0%
Expected option life (years)	5.00	5.00
Expected stock price volatility	60.26%	68.24%
Weighted average fair value at grant date	$0.53	$1.14

During the nine months ended September 30, 2018, the Company charged $50 (September 30, 2017 - $1,130) to operations as share-based payments and capitalized $9 (December 31, 2017 - $127) to exploration and evaluation assets.

- 21 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

(d)	Restricted Share Units:

On May 27, 2016, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

During the nine months ended September 30, 2018, 1,081,500 RSUs (year ended December 31, 2017 – 80,500) were granted. All RSUs granted vest one-third annually from the date of the grant until fully vested at the end of the three-year term. The weighted average fair value of the RSUs granted during the nine months ended September 30, 2018, was C$1.31, based on the TSX market price of the Company’s shares on the date the RSUs were granted.

At September 30, 2018, there were 1,366,419 RSUs outstanding (December 31, 2017 – 592,172).

During the nine months ended September 30, 2018, the Company charged $357 (September 30, 2017 - $719) to operations as share-based payments and capitalized $35 (September 30, 2017 - $105) to exploration and evaluation assets for the fair value of the RSUs issued. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

(e)	Earnings per share:

The calculations for basic and diluted earnings per share are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net income (loss) for the period	$(1,012)	$(716)	$645	$1,157
Basic weighted average number of shares outstanding	55,805,653	52,494,993	54,665,819	52,457,841
Effect of dilutive share options, warrants, and RSUs	-	-	4,063,043	916,876
Diluted weighted average number of shares outstanding	55,805,653	52,494,993	58,728,862	53,374,717
Basic earnings (loss) per share	$(0.02)	$(0.01)	$0.01	$0.02
Diluted earnings (loss) per share	$(0.02)	$(0.01)	$0.01	$0.02

- 22 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

14.	REVENUE AND COST OF SALES

The Company’s revenues for the nine months ended September 30, 2018 of $25,848 (September 30, 2017 - $24,475) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, the San Gonzalo Mine, and processing of Historical Above Ground Stockpiles.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Concentrate sales	$8,888	$8,424	$26,410	$24,476
Provisional pricing adjustments	(372)	12	(562)	(1)
	$8,516	$8,436	$25,848	$24,475

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Production costs	$6,933	$5,672	$18,250	$14,701
Depreciation and depletion	926	686	2,679	1,754
	$7,859	$6,358	$20,929	$16,455

15.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the condensed consolidated interim statements of operations consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Salaries and benefits	$538	$333	$1,143	$851
Office and miscellaneous	46	157	381	419
Management and consulting fees	90	108	266	346
Investor relations	54	75	355	238
Travel and promotion	45	54	163	161
Professional fees	212	90	451	267
Directors fees	38	36	113	115
Regulatory and compliance fees	23	23	321	104
Depreciation	4	4	13	9
	$1,050	$880	$3,206	$2,510

- 23 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

16.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 8.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2018	December 31, 2017
Not later than one year	$172	$300
Later than one year and not later than five years	122	251
Later than five years	11	15
	$305	$566

Included in the above amount as at September 30, 2018, is the Company’s commitment to incur flow-through eligible expenditures of $4,570 that must be incurred in Canada.

Office lease payments recognized as an expense during the nine months ended September 30, 2018, totalled $78 (September 30, 2017 - $77).

As at September 30, 2018, plant, equipment and mining properties includes a net carrying amount of $2,382 (December 31, 2017 - $2,065) for mining equipment under equipment loan, and $3,606 (December 31, 2017 - $3,951) for mining equipment under finance lease.

17.	SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2018	September 30, 2017
Net change in non-cash working capital items:
Deferred revenues	$1,003	$-
Accounts payable and accrued liabilities	3,545	(53)
Prepaid expenses and other assets	925	(2,151)
Amounts receivable	2,907	(731)
Taxes payable	645	(353)
Amounts due to related parties	(2)	(3)
Taxes recoverable	(1,642)	(2,549)
Inventory	69	(1,482)
	$7,450	$(7,322)

	September 30, 2018	September 30, 2017
Interest paid	$778	$344
Taxes paid	$4,903	$4,826
Equipment acquired under finance leases and equipment loans	$1,771	$757

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

18.	FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with six (December 31, 2017 – three) counterparties (see Note 19). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At September 30, 2018, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at September 30, 2018, in the amount of $7,068 and working capital of $9,052 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at September 30, 2018, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$7,072	$7,072	$-	$-
Due to related parties	190	190	-	-
Minimum rental and lease payments	305	172	122	11
Term facility	6,885	6,885	-	-
Equipment loans	1,177	655	522	-
Finance lease obligations	2,333	1,086	1,247	-
Total	$17,962	$16,060	$1,891	$11

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below. Interest Rate Risk Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	September 30, 2018		December 31, 2017
	MXN	CDN	MXN	CDN
Cash	$4,667	$1,840	$9,504	$321
Long-term investments	-	15	-	42
Reclamation bonds	-	1,146	-	896
Amounts receivable	-	143	-	132
Accounts payable and accrued liabilities	(23,799)	(1,133)	(27,482)	(603)
Due to related parties	-	(246)	-	(225)
Equipment loans	-	(333)	-	(782)
Finance lease obligations	(1,074)	(754)	(751)	(1,002)
Net exposure	(20,206)	678	(18,729)	(1,221)
US dollar equivalent	$(1,075)	$525	$(949)	$(974)

Based on the net US dollar denominated asset and liability exposures as at September 30, 2018, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings (loss) for the nine months ended September 30, 2018, by approximately $584 (year ended December 31, 2017 - $327). The Company has not entered into any foreign currency contracts to mitigate this risk.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2018, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $65 (December 31, 2017 - $224).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At September 30, 2018, a 10% change in market prices would have an impact on net earnings of approximately $9 (December 31, 2017 - $3).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2018:

	Level 1	Level 2	Level 3
Financial assets
Cash	$7,068	$-	$-
Amounts receivable	-	1,728	-
Long-term investments	12	-	-
Financial liabilities
Warrant liability	-	-	(2,260)
Total financial assets and liabilities	$7,080	$1,728	$(2,260)

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2018 and 2017

(Expressed in thousands of US dollars, except where otherwise noted)

19.	SEGMENTED INFORMATION

The Company’s revenues for the nine months ended September 30, 2018 of $25,848 (September 30, 2017 - $24,475) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine and the San Gonzalo Mine.

On the condensed consolidated interim statements of operations, the Company had revenue from the following product mixes:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Silver	$4,013	$4,784	$13,445	$14,704
Copper	3,114	2,778	7,249	7,495
Gold	2,949	2,242	9,537	6,195
Penalties, treatment costs and refining charges	(1,560)	(1,368)	(4,383)	(3,919)
Total revenue from mining operations	$8,516	$8,436	$25,848	$24,475

For the nine months ended September 30, 2018, the Company had six customers (September 30, 2017 – three customers) that accounted for total revenues as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Customer #1	$4,475	$6,596	$16,845	$18,654
Customer #2	(3)	1,833	1,557	5,618
Customer #3	(7)	-	348	-
Customer #4	14	7	70	203
Customer #5	79	-	379	-
Customer #6	3,958	-	6,649	-
Total revenue from mining operations	$8,516	$8,436	$25,848	$24,475

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	September 30, 2018	December 31, 2017
Exploration and evaluation assets - Mexico	$9,437	$9,034
Exploration and evaluation assets - Canada	37,450	34,304
Total exploration and evaluation assets	$46,887	$43,338

	September 30, 2018	December 31, 2017
Plant, equipment, and mining properties - Mexico	$35,358	$28,834
Plant, equipment, and mining properties - Canada	2,784	3,324
Total plant, equipment, and mining properties	$38,142	$32,158

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